Exhibit (d)(3)

Fenway Partners Capital Fund III, L.P.
152 West 57th Street, 57th Floor
New York, New York 10019

June 3, 2007

Jonathan C. Coon
John F. Nichols
c/o 1-800 CONTACTS, Inc.
66 E. Wadsworth Park Drive
Draper, Utah 84062

Rollover Equity

Dear Jonathan and John:

We refer to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), among 1-800 Contacts, Inc., a Delaware corporation (the “Company”), Alta Parent Corp., a Delaware corporation (“Parent”), and Alta Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”), which provides for the merger of Sub with and into the Company, with the Company as the surviving corporation (the “Merger”). Parent has been formed by Fenway Partners Capital Fund III, L.P. and certain of its affiliates (collectively “Fenway”) for the purpose of the transactions contemplated by the Merger Agreement.

Prior to the consummation of the Merger (the “Closing”), Fenway intends to cause 100% of the equity interests in Parent to be owned by a limited partnership to be organized under the laws of Delaware (“Holdings”). We hereby agree that you (and your respective family members) will have the right to acquire at or prior to the Closing equity interests in Holdings having a value at Closing of at least $25 million in the aggregate (the “Rollover Equity”).

The Rollover Equity will be the same class or classes of equity interests in Holdings as the equity to be acquired by Fenway, and will be acquired at the same price to be paid by Fenway for its equity. Such shares may be paid for, at your option, either with cash or by means of the contribution to Holdings of a portion of the common shares the Company currently held by you or by your family members, with the common shares being valued at the Merger Consideration (as defined in the Merger Agreement). The Rollover Equity will be acquired and held by you (and your respective family members) in such proportions as the two of you may determine prior to the Closing.

Promptly after the execution of the Merger Agreement we and you will negotiate in good faith a limited partnership agreement of Holdings and such other required documentation on the basis of the term sheet attached as Annex I hereto, subject to such changes as the parties may reasonably agree upon.

This letter agreement is intended to be a legally binding obligation of the parties hereto. This letter agreement shall be subject to and interpreted in accordance with the laws of the State of New York. Any controversy or claim arising hereunder will be subject to the jurisdiction of the courts of the State of New York and of the United States located in the City and County of New York.

We look forward to participating with you in this exciting investment.

Very truly yours,
FENWAY PARTNERS CAPITAL FUND III, L.P.
	By:	/s/ ARON SCHWARTZ
Name: Aron Schwartz
Title: Managing Director
Accepted and Agreed:
/s/ JONATHAN C. COON
Jonathan C. Coon
/s/ JOHN F. NICHOLS
John F. Nichols

2

Annex I

Summary of Terms for Rollover Investment

(For Discussion Purposes Only)

The following is a summary of terms applying to existing stockholders of 1-800 CONTACTS, Inc. (“Contacts”) that are rolling over existing equity as contemplated below in connection with the acquisition of Contacts (the “Transaction”) by Alta Parent Corp., an affiliate of Fenway Partners Capital Fund III, L.P. (collectively, “Fenway”). As a part of the Transaction, a new limited partnership will be organized under the laws of Delaware (“Holdings”). Holdings will be the ultimate parent company of Alta Parent Corp., which will be the immediate parent of Contacts. The anticipated corporate structure of Holdings following the Transaction is set forth as Exhibit A hereto.

Rollover Investment:

Existing management and other stockholders are expected to commit to reinvest a portion of their investment in Contacts in new equity of Holdings (the “Rollover”). In particular, Jonathan Coon and John Nichols will have the right, collectively, to acquire Rollover equity having an aggregate value of not less that $25 million. In addition, Brian Bethers and the rest of the members of the senior management team will be invited to roll a portion of their respective investments.

Rollover equity will be the same class or classes of equity interests in Holdings as the equity to be acquired by Fenway. The Rollover equity will be acquired at the same price to be paid by Fenway for its equity. Shares of Contacts will be rolled over at a value equal to the Merger Consideration.

Transferability:

Rollover equity will not be transferable, except: (i) to family members or estate planning vehicles, (ii) by will or the laws of descent, (iii) by John Nichols to Jonathan Coon, (iv) pursuant to the tag-along and drag-along rights described below or any registered public offering, or (v) to Holdings or a designee of Holdings. Any transferee pursuant to clause (i) or (ii) will be required to become a party to the Holdings limited partnership agreement which will set forth all of the rights and obligations described herein. The transfer restrictions will terminate upon an IPO.

Tag-Along Rights:

Rollover equity will have the right to participate in any private sale of equity interests acquired by Fenway in connection with the Transaction, subject to customary permitted exceptions, including but not limited to, transfers in connection with any equity syndication contemplated by Fenway with respect to such equity interests and de minimus transfers of less than 2% of the fully-diluted equity interests of Holdings. Such participation will be pro-rata on a fully-diluted basis and will be at the same price received by Fenway in the sale. Customary provisions would apply to limit a tagging holder’s liability for representations, warranties and indemnities related to Holdings and its subsidiaries in the tag-along sale to no more than that holder’s pro rata fully-diluted share of the aggregate liability (but not in excess of the gross proceeds received by the holder in the sale). The tag-along rights will terminate upon an IPO.

Drag-Along Obligation:

Rollover equity is subject to drag-along rights pursuant to which, if Fenway proposes to sell in excess of 70% of the outstanding equity interests of Holdings to an unaffiliated third party, Fenway may require each other holder of equity to transfer the same percentage of its equity at the same price and upon substantially the same other terms and conditions. Customary provisions would apply to limit a dragged holder’s liability for representations, warranties and indemnities related to Holdings and its subsidiaries in the drag-along sale to no more than that holder’s pro rata share of the aggregate liability (but not in excess of the gross proceeds received by the holder in the sale). The drag-along rights will terminate upon an IPO.

If the consideration to be paid in respect of such transfer includes any securities that are not freely transferable, the holders of Rollover equity, collectively as a group, shall be entitled to the same rights as Fenway has with respect to such retained equity, including the right to have a board seat if Fenway has a board seat; provided that, such group of holders shall only be entitled to such a board seat if such group holds at least 5% of the outstanding equity of any successor.

All holders of Rollover equity will vote their interests as directed by Fenway in connection with a transaction with respect to which Fenway has exercised its drag-along rights.
Registration Rights:

Subject to customary exceptions, each time Holdings (or any successor corporation) proposes to register common equity in a public offering, other than an IPO (unless Fenway is selling in the IPO), holders of Rollover equity may include their common equity, subject to cut-back by the underwriters. Any cut-back will be borne by all participating holders (including Fenway) pro rata.

Subject to customary limitations, at any time after the six-month anniversary of the IPO, in addition to any demand registration rights provided to Fenway and its affiliates, the holders of at least a majority of the Rollover equity may require Holdings to register on not more than two (2) occasions the sale of some or all of the common equity held by such holders.

In connection with each registered underwritten offering, each holder of Rollover equity will enter into a customary lock-up agreement with respect to such offering as is requested by the underwriters and agreed to by Fenway, which lock-up agreement will be substantially the same for each such holder.

Preemptive Rights:

Subject to customary exceptions, if Holdings determines to issue any equity securities, each holder of Rollover equity will be given the right to purchase its pro rata portion of such offered securities. The preemptive rights will terminate upon an IPO or change of control of Holdings; provided that, if, following a change of control of Holdings, Fenway continues to have preemptive rights in Holdings or any successor entity, the holders of Rollover equity will have the same preemptive rights.

Board of Managers:

The board of managers of the general partner of Holdings will control Holdings and approve all significant transactions. From and after the closing of the Transaction, such board of managers will consist of: (i) one member designated by Jonathan Coon, so long as he (together with his affiliates) continues to hold a significant percentage of his Rollover equity (provided that if Jonathan Coon is terminated for cause, such board member shall not be Jonathan Coon), (ii) one member designated by the holders of a majority of the Rollover equity held by non-management holders and reasonably acceptable to Fenway, and (iii) at least 5 additional members of such board designated by Fenway, at least 2 of which will not be affiliates of Fenway (it being understood that Fenway may increase the size of such board at any time). No affiliates of Fenway or members of management who are members of the board of managers shall be eligible to receive any fees as compensation for their board service.

Subject to customary exceptions, any transaction between Holdings and its subsidiaries on the one hand, and Fenway or any affiliate of Fenway on the other hand, shall require the approval of a majority of the members of the board of managers of the general partner of Holdings who are not affiliated with Fenway (such approval not to be unreasonably withheld).

Noncompetition and Nonsolicitation Period:

Fenway would expect that holders of Rollover equity would be subject to covenants applicable for the later of five years following the closing of the Transaction or, if an employee, one-year following termination of employment that would prevent the holder from (i) participating, directly or indirectly (including as an investor) in the retailing or distribution of contact lens in North America or any other area where Holdings or any of its affiliates conducts business, (ii) soliciting or hiring employees of Holdings or any of its affiliates or (iii) interfering with the business relationships of Holdings or any of its affiliates, including relationships with suppliers.

Information Rights:

Holders of Rollover equity will be entitled to receive the same audited annual and unaudited quarterly financial statements and other information provided to Contacts’ senior lenders, subject to appropriate confidentiality restrictions (which restrictions will not restrict Jonathan Coon from sharing such information, or any other information obtained in his capacity as a member of the board of managers of the general partner of Holdings, with John Nichols).

Management Agreement :

Upon closing the Transaction, an affiliate of Fenway will enter into a management and advisory services agreement with Holdings, Contacts and each of their subsidiaries. Such agreement will provide for (i) a fee payable to such Fenway affiliate upon consummation of the Transaction up to an aggregate 1.5% of the enterprise value of Holdings at such closing plus reimbursement of any expenses incurred by Fenway and its affiliates in connection with the Transaction, and (ii) certain additional ongoing fees and reimbursement of expenses payable at various times following the Transaction; provided, that any annual monitoring fee to be paid pursuant to such agreement shall not exceed $1.0 million.

During each year, each holder of Rollover equity that has (collectively with its affiliates) purchased at least $3.0 million of such equity in connection with the Rollover will be entitled to share, on a pro rata basis (to be calculated based on the aggregate amount of Rollover equity held by each such holder (collectively with its affiliates) as a percentage of the total Rollover equity acquired by such group of holders and Fenway at the closing of the Transaction), in all of such additional ongoing fees referred to in (ii) above (including any annual monitoring fee) if such fees exceed $1.0 million in the aggregate in such year; provided, that at such time when such holders of Rollover equity, collectively as a group, hold less than 5% of the outstanding equity interests of Holdings, the foregoing right to share in such fees shall expire.

Fees and Expenses :

Upon closing the Transaction, Holdings or one of its subsidiaries will reimburse the reasonable fees and expenses of one legal counsel for each holder of Rollover equity in connection with the Transaction; provided, that such fees and expenses shall not exceed $50,000 for each such counsel.

*   *   *   *   *

Exhibit A